EXHIBIT 12

Verizon New York Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2003	2002		2001		2000	1999
	(Dollars in Millions)
Income (loss) before provision (benefit) for income taxes and cumulative effect of changes in accounting principle	$(1,300.0)	$29.8	(a)	$41.6	(a)	$856.6	$1,333.0	(a)
Equity income from affiliates	(38.1)	(64.0)		(24.3)		(51.1)	(40.2)
Dividends received from equity affiliates	66.1	52.5		55.8		42.9	53.3
Interest expense	338.8	329.6		326.1		379.7	310.5
Portion of rent expense representing interest	105.1	102.3		94.6		26.3	27.5
Amortization of capitalized interest	15.1	13.3		11.6		8.0	5.4

Earnings (loss), as adjusted	$(813.0)	$463.5		$505.4		$1,262.4	$1,689.5

Fixed charges:
Interest expense	$338.8	$329.6		$326.1		$379.7	$310.5
Portion of rent expense representing interest	105.1	102.3		94.6		26.3	27.5
Capitalized interest	12.3	29.4		41.4		47.8	28.8

Fixed Charges	$456.2	$461.3		$462.1		$453.8	$366.8

Ratio of Earnings to Fixed Charges	(1.78)*	1.00		1.09		2.78	4.61

*	Earnings were inadequate to cover fixed charges by $1,269.2 million
(a)	Restated in accordance with Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”